

SE 20008625 N

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 53487

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2019 (MM/DD/YY) AND ENDING 12/31/2019 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: BFT FINANCIAL GROUP, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

2312 School Lane
(No. and Street)

Bedford (City) TX (State) 76021 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

John Sivo (682) 365-3896
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Moss Adams
(Name – *if individual, state last, first, middle name*)

14555 Dallas Parkway, suite 300 (Address) Dallas (City) TX (State) 75254 (Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

EB

OATH OR AFFIRMATION

I, Stephen D. Tally, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of BFT Financial Group, LLC, as of December 31, 2019, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

CEO/CCO

Title



TORI L. ROBERTSON
Notary Public, State of Texas
Comm. Expires 06-28-2023
Notary ID 132070541

Notary Public

This report ** contains (check all applicable boxes):

- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☑ (c) Statement of Income (Loss) or, if there is other comprehensive income in the period(s) presented, a Statement of Comprehensive Income (as defined in §210.1-02 of Regulation S-X).
- ☑ (d) Statement of Changes in Financial Condition.
- ☑ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☑ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☑ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

BFT FINANCIAL GROUP, LLC

REPORT PURSUANT TO RULE 17a-5(d)

YEAR ENDED DECEMBER 31, 2019

 MOSSADAMS

Report of Independent Registered Public Accounting Firm

To the Members
BFT Financial Group, LLC

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of BFT Financial Group, LLC (the Company) as of December 31, 2019 and the related statements of income, changes in members' equity, and cash flows for the year then ended, and the related notes (collectively referred to as the financial statements). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2019, and the results of its operations and its cash flows for the year then ended, in conformity with accounting principles generally accepted in the United States of America.

Change in Accounting Principle

As discussed in Note 1 to the financial statements, the Company changed its method of accounting for leases as of January 1, 2019 due to the adoption of Accounting Standards Topic No. 842.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures to respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Opinion on the Supplemental Information

The supplemental information in Schedule I has been subjected to audit procedures performed in conjunction with the audit of the Company's financial statements. The information in Schedule I is the responsibility of the Company's management. Our audit procedures include determining whether the information in Schedule I reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in Schedule I. In forming our opinion on the information in Schedules I, we evaluated whether the information in Schedule I, including its form and content is presented in conformity with 17 C.F.R. § 240.17a-5. In our opinion, the information in Schedule I is fairly stated in all material respects in relation to the financial statements as a whole.

Moss Adams LLP

Dallas, Texas
February 26, 2020

We have served as the Company's auditor since 2016.

BFT Financial Group, LLC
Statement of Financial Condition
December 31, 2019

ASSETS

Cash	$	98,180
Other assets		32,298
Total Assets	$	130,478

LIABILITIES AND MEMBERS' EQUITY

Liabilities		
Accounts payable and accrued expenses	$	34,539
Total liabilities		34,539
Members' equity		95,939
Total Liabilities and Members' Equity	$	130,478

The accompanying notes are an integral part of these financial statements.

BFT Financial Group, LLC

Statement of Income

For the Year Ended December 31, 2019

Revenue	
Distribution fees	$ 461,088
Investment advisory fees	4,401,056
Other revenue	134,242
Total revenue	4,996,386
Expenses	
Registered representatives compensation	4,371,940
Compensation and benefits	311,505
Communications	22,717
Occupancy and equipment costs	48,000
Advertising and promotions	1,023
Data processing	46,829
Regulatory fees	23,194
Professional fees	100,193
Other	70,256
Total expenses	4,995,657
Net Income	$ 729

The accompanying notes are an integral part of these financial statements.

BFT Financial Group, LLC

Statement of Changes in Members' Equity

For the Year Ended December 31, 2019

Balance, December 31, 2018	$	95,210
Net income		729
Balance, December 31, 2019	$	95,939

The accompanying notes are an integral part of these financial statements.

BFT Financial Group, LLC

Statement of Cash Flows

For the Year Ended December 31, 2019

Cash Flows from Operating Activities	
Net income	$ 729
Adjustments to reconcile net income to net cash provided (used) by operating activities:	
Change in assets and liabilities:	
Decrease in other assets	8,410
Decrease in accounts payable and accrued expenses	(106,913)
Net cash provided (used) by operating activities	(97,774)
Cash Flows from Investing Activities	--
Cash Flows from Financing Activities	--
Net decrease in cash	(97,774)
Beginning cash	195,954
Ending cash	$ 98,180

Supplemental Disclosures

There was no cash paid for income taxes or interest.

The accompanying notes are an integral part of these financial statements.

Note 1 - Accounting Policies Followed by the Company

BFT Financial Group, LLC (a Texas Limited Liability Company) (the "Company") was formed December 8, 1999 and became effective as a broker/dealer in securities registered with the Securities and Exchange Commission (SEC) on January 11, 2002. The Company operates under SEC Rule 15c3-3(k)(1) which limits the Company's business to the distribution of mutual funds and variable life insurance or annuities. Additionally, no customer funds or securities can be held, under this provision. The Company is also registered with the SEC as an investment advisor under the Investment Advisers Act of 1940.

In July 2019, the Company's members entered into an agreement to exchange 100% of their ownership in Company for 40% of The Capital Company Group Limited ("CCGL"), a company incorporated in the Cayman Islands and thereafter the Company has become a wholly owned subsidiary of CCGL. CCGL's liability is limited to the capital account balance.

New Accounting Pronouncements

Effective January 1, 2019, the Company adopted ASC Topic 842, Leases. This new accounting guidance is intended to improve financial reporting about leasing transactions. The ASU requires organizations that lease assets referred to as "Lessees" to recognize on the balance sheet the assets and liabilities for the rights and obligations created by those leases. An organization is to provide disclosures designed to enable users of financial statements to understand the amount, timing and uncertainly of cash flows arising from such leases. Under the new guidance, a lessee will be required to recognize assets and liabilities for leases with lease terms of more than twelve months. Consistent with current GAAP, the recognition, measurement, and presentation of expenses and cash flows arising from a lease by a lessee primarily will depend on it classification as a finance or operating lease. However, unlike current GAAP which requires only capital leases to be recognized on the Statement of Financial Condition, the new ASU will require both types of leases (i.e., operating and capital) to be recognized on the Statement of Financial Condition. The FASB lessee accounting model will continue to account for both types of leases. For operating leases there will have to be the recognition of a lease liability and a lease asset for all such leases greater than one year in term. The adoption of this ASC did not have a material impact on the Company's financial statements.

The Company follows Accounting Standards Codification (ASC) Topic 606, Revenue from Contracts with Customers (ASC 606). ASC 606 requires that an entity recognize revenue to depict the transfer of promised goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods and services. The guidance requires an entity to follow a five step model to (a) identify the contract(s) with a customer, (b) identify the performance obligations in the contract, (c) determine the transaction price and (d) allocate the transaction price to the performance obligation, in determining the transaction price, an entity may include variable consideration only the extent that is probable that a significant reversal in the amount of cumulative revenue recognized would not occur when the uncertainty associated with the variable consideration is resolved, and (e) recognize revenue when (or as) the Company satisfies a performance obligation.

Revenues from contracts with customers includes fees from investment advisory services, concession income from mutual funds, variable annuities and insurance products, and other revenues. The recognition and

measurement of revenue is based on the assessment of individual contract items. Significant judgement is required to determine whether performance obligations are satisfied at a point in time or over time; how to allocate transaction process where multiple performance obligations are identified; when to recognize revenue based on the appropriate measure of the Company's progress under the contract; and whether constraints on variable considerations should be applied due to uncertain future events

The Company provides investment advisory services on a daily basis. The Company believes the performance obligation for providing advisory services is satisfied over time because the customer is receiving and consuming the benefits as they are provided by the Company. Fee arrangements are based upon a percentage applied to the customer's assets under management (AUM). AUM are valued at the end of the month closing price reported on the active market on which the individual investments are traded. Individual client fees are billed monthly in advance from the previous month end AUM values as a proration of the number of days in the month being invoiced by the daily fee percent (annual rate/365 or 366, as applicable). Fees are received monthly and are recognized as revenue at that time as they relate specifically to the services provided in that period, which are distinct from the services provided in other periods.

The Company earns revenues for selling mutual funds, variable annuities and insurance products. The performance obligation is satisfied at the time of each individual sale. A portion of the revenue is based on a fixed rate applied, as a percentage, to amounts invested at the time of sale. The remaining revenue is recognized over the time the client owns the investment or holds the contract and is generally earned based on a fixed rate applied, as a percentage, to the net asset value of the fund, or the value of the insurance policy or annuity contract. The ongoing revenue is not recognized at the time of sale because it is variably constrained due to factors outside the Company's control including market volatility and client behavior (such as how long the clients holds their investment, insurance policy or annuity contract). The revenue will not be recognized until it is probable that a significant reversal will not occur.

The economic conditions which affect the Company's operations are related to the overall strength of the financial markets.

The Company's customers are primarily individuals residing in the Dallas/Fort Worth metropolitan area and other parts of Texas, Nebraska and California.

The Company is treated and taxed as a partnership for federal income tax purposes. Accordingly, any tax liability is the responsibility of the individual members.

Any potential interest and penalty associated with a tax contingency, should one arise, would be included as a component of income tax expense in the period in which the assessment arises. The Company's income tax returns are subject to examination over the statutes of limitations, generally three years from the date of filing.

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Note 2 - Net Capital Requirements

Pursuant to the net capital provisions of Rule 15c3-1 of the Securities Exchange Act of 1934, the Company is required to maintain a minimum net capital, as defined under such provisions. Net capital and the related net capital ratio may fluctuate on a daily basis.

At December 31, 2019, the Company had net capital of approximately $63,641 and net capital requirements of $5,000. The Company's ratio of aggregate indebtedness to net capital was 0.54 to 1. The Securities and Exchange Commission permits a ratio of no greater than 15 to 1.

Note 3 - Related Party Transactions

The Company paid an affiliate $48,000 for office space during 2019 under an operating lease that terminated December 31, 2019. A new lease was entered into with such affiliate, effective January 1, 2020, for a one-year period ending December 31, 2020, under the same rates and terms. The Company has accounted for its office lease as a short term lease cost.

Schedule I

BFT Financial Group, LLC
Computation of Net Capital Under Rule 15c3-1
of the Securities and Exchange Commission
As of December 31, 2019

Computation of Net Capital

Total members' equity qualified for net capital	$	95,939
Deductions and/or charges		
Non-allowable assets:		
Other assets		(32,298)
Net capital before haircuts on securities positions		63,641
Haircuts on securities (computed, where applicable, pursuant to Rule 15c3-1(c)(2)):		--
Net capital	$	63,641

Aggregate Indebtedness

Items included in statement of financial condition		
Accounts payable and accrued expenses	$	34,539
Total aggregate indebtedness	$	34,539

Schedule I (continued)

BFT Financial Group, LLC
Computation of Net Capital Under Rule 15c3-1
of the Securities and Exchange Commission
As of December 31, 2019

Computation of Basic Net Capital Requirement

Minimum net capital required (6 2/3% of total aggregate indebtedness)	$ 2,302
Minimum dollar net capital requirement of reporting broker or dealer	$ 5,000
Minimum net capital requirement (greater of two minimum requirement amounts)	$ 5,000
Net capital in excess of minimum required	$ 58,641
Net capital less greater of 10% of aggregrate indebtedness, or 120% of minimum net capital	$ 57,641
Ratio: Aggregate indebtedness to net capital	0.54 to 1

Reconciliation with Company's Computation
There are no material differences between this computation of net capital and the corresponding computation prepared by the Company and included in the unaudited Form X-17 A-5 Part II FOCUS Report filing as of the same date.

 MOSSADAMS

Report of Independent Registered Public Accounting Firm

To the Members
BFT Financial Group, LLC

We have reviewed management's statements, included in the accompanying BFT Financial Group, LLC Exemption Report, in which (1) BFT Financial Group, LLC (the Company) identified the following provisions of 17 C.F.R. § 15c3-3(k) under which the Company claimed an exemption from 17 C.F.R. § 240.15c3-3: (k)(1) (the exemption provision) and (2) the Company stated that the Company met the identified exemption provision throughout the most recent fiscal year without exception. The Company's management is responsible for compliance with the exemption provision and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about the BFT Financial Group, LLC's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the conditions set forth in paragraph (k)(1) of Rule 15c3-3 under the Securities Exchange Act of 1934.

Moss Adams LLP

Dallas, Texas
February 26, 2020



FINANCIAL
GROUP

BFT Financial Group, LLC Exemption Report

BFT Financial Group, LLC (the "Company") is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. §240.17a-5, "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 C.F.R. §240.17a-5(d)(1) and (4). To the best of its knowledge and belief, the Company states the following:

The Company claimed an exemption from 17 C.F.R. § 240.15c3-3 under the provisions of 17 C.F.R. § 240.15c3-3 (k)(1).

The Company met the identified exemption provisions in 17 C.F.R. § 240.15c3-3(k)(1) throughout the most recent fiscal year without exception.

I, Stephen Tally, swear (or affirm) that, to my best knowledge and belief, this exemption report is true and correct.

By:

Title: CEO/CCO
February 24, 2020

BFT FINANCIAL GROUP LLC
2312 School Lane
Bedford, TX 76021
817.354.1090

BFTFinancial.com
member FINRA SIPC MSRB

 MOSSADAMS

Report of Independent Registered Public Accounting Firm on Applying Agreed-Upon Procedures

To the Members
BFT Financial Group, LLC

We have performed the procedures included in Rule 17a-5(e)(4) under the Securities Exchange Act of 1934 and in the Securities Investor Protection Corporation (SIPC) Series 600 Rules, which are enumerated below and were agreed to by BFT Financial Group, LLC (Company) and the SIPC, solely to assist you and the SIPC in evaluating the Company's compliance with the applicable instructions of the General Assessment Reconciliation (Form SIPC-7) for the year ended December 31, 2019. Management of the Company is responsible for its Form SIPC-7 and for its compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose.

The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records entries, noting no differences.
2. Compared the total revenue amounts reported on the Annual Audited Report Form X-17A-5 Part III for the year ended December 31, 2019 with the amounts reported in Form SIPC-7 for the year ended December 31, 2019, noting no differences.
3. Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers prepared by the Company, noting no differences.
4. Recalculated the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers supporting the adjustments, noting no differences.
5. Compared the amount of any overpayment applied to the current assessment with the Form SIPC-7 on which it was originally computed, noting no differences.

We were not engaged to, and did not conduct an examination or review, the objective of which would be the expression of an opinion or conclusion, respectively, on compliance with the applicable instructions of the Form SIPC-7 for the year ended December 31, 2019. Accordingly, we do not express such an opinion or conclusion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the Company and the SIPC, and is not intended to be and should not be used by anyone other than these specified parties.

Moss Adams LLP

Dallas, Texas
February 26, 2020

SIPC-7
(36-REV 12/18)

SECURITIES INVESTOR PROTECTION CORPORATION
P.O. Box 92185 Washington, D.C. 20090-2185
202-371-8300
General Assessment Reconciliation

SIPC-7
(36-REV 12/18)

For the fiscal year ended **12/31/2019**
(Read carefully the instructions in your Working Copy before completing this Form)

TO BE FILED BY ALL SIPC MEMBERS WITH FISCAL YEAR ENDINGS

1. Name of Member, address, Designated Examining Authority, 1934 Act registration no. and month in which fiscal year ends for purposes of the audit requirement of SEC Rule 17a-5:

12*12*******2285*********************MIXED AADC 220
53487 FINRA DEC
BFT FINANCIAL GROUP LLC
2312 SCHOOL LN
BEDFORD, TX 76021-4645

Note: If any of the information shown on the mailing label requires correction, please e-mail any corrections to form@sipc.org and so indicate on the form filed.

Name and telephone number of person to contact respecting this form.

____

2. A. General Assessment (item 2e from page 2) $ 6,803
   B. Less payment made with SIPC-6 filed (**exclude interest**) (3,285)
   August 2019
   Date Paid
   C. Less prior overpayment applied ( )
   D. Assessment balance due or (overpayment) ______
   E. Interest computed on late payment (see instruction E) for ______ days at 20% per annum ______
   F. Total assessment balance and interest due (or overpayment carried forward) $ 3,518
   G. **PAYMENT: √ the box**
   Check mailed to P.O. Box ☑ **Funds Wired** ☐ **ACH** ☐
   Total (must be same as F above) $ 3,518
   H. Overpayment carried forward $( )

3. Subsidiaries (S) and predecessors (P) included in this form (give name and 1934 Act registration number):

____

____

The SIPC member submitting this form and the person by whom it is executed represent thereby that all information contained herein is true, correct and complete.

BFT Financial Group, LLC
(Name of Corporation, Partnership or other organization)

[signature]
(Authorized Signature)

Dated the 16 day of January, 20 20

CEO
(Title)

This form and the assessment payment is due 60 days after the end of the fiscal year. Retain the Working Copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.

SIPC REVIEWER

Dates: ______ Postmarked ______ Received ______ Reviewed

Calculations ______ Documentation ______ Forward Copy ______

Exceptions:

Disposition of exceptions:

DETERMINATION OF "SIPC NET OPERATING REVENUES" AND GENERAL ASSESSMENT

Amounts for the fiscal period
beginning **1/1/2019**
and ending **12/31/2019**

Item No. | **Eliminate cents**

2a. Total revenue (FOCUS Line 12/Part IIA Line 9, Code 4030) $ 4,996,386

2b. Additions:

(1) Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above. ______

(2) Net loss from principal transactions in securities in trading accounts. ______

(3) Net loss from principal transactions in commodities in trading accounts. ______

(4) Interest and dividend expense deducted in determining item 2a. ______

(5) Net loss from management of or participation in the underwriting or distribution of securities. ______

(6) Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit from management of or participation in underwriting or distribution of securities. ______

(7) Net loss from securities in investment accounts. ______

Total additions ______

2c. Deductions:

(1) Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts, and from transactions in security futures products. 461,089

(2) Revenues from commodity transactions. ______

(3) Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions. ______

(4) Reimbursements for postage in connection with proxy solicitation. ______

(5) Net gain from securities in investment accounts. ______

(6) 100% of commissions and markups earned from transactions in (i) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date. ______

(7) Direct expenses of printing advertising and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act). ______

(8) Other revenue not related either directly or indirectly to the securities business. (See Instruction C):

______ ______

(Deductions in excess of $100,000 require documentation)

(9) (i) Total interest and dividend expense (FOCUS Line 22/PART IIA Line 13, Code 4075 plus line 2b(4) above) but not in excess of total interest and dividend income. $______

(ii) 40% of margin interest earned on customers securities accounts (40% of FOCUS line 5, Code 3960). $______

Enter the greater of line (i) or (ii) ______

Total deductions 461,089

2d. SIPC Net Operating Revenues $ 4,535,297

2e. General Assessment @ .0015 $ 6,803

(to page 1, line 2.A.)



Brownstone
INVESTMENT GROUP, LLC

505 Fifth Avenue, 10th Floor
New York, NY 10017
Main (212) 905-0550
Fax (212) 661-6190

Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

Audit Date: 12/31/2019
SEC 8-50460
CRD #43884

To Whom It May Concern:

In connection with the Audit of the accounts of Brownstone Investment Group LLC at December 31, 2019, we enclose two copies of the following reports:

1. Financial Statements and Supplementary Schedule and Independent Auditors' Exemption Review Report (Confidential), as of December 31, 2019; and

2. Statement of Financial Condition as of December 31, 2019.

Please note that, as designated on the various covers, the Financial Statements and Exemption Report, Year Ended December 31, 2019 (item 1 above) is being filed on the confidential treatment basis provided for in amended Rule 17a-5, Section (e), Paragraph 3, of the Securities Exchange Act of 1934.

Sincerely,

Joanne C. Bartmess

Joanne C. Bartmess
Chief Financial Officer